UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

COMMISSION FILE NUMBER: 001-14733

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

LITHIA MOTORS, INC. 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LITHIA MOTORS, INC.
150 N Bartlett
Medford, OR 97501

LITHIA MOTORS, INC. 401(K) PLAN
FORM 11-K

*Other schedules required by 29 CFR 2520,103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
Lithia Motors, Inc. 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Lithia Motors, Inc. 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the accompanying schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ KBF CPAs - Audit, LLP

We have served as the Plan’s auditor since 2016.

Lake Oswego, Oregon
June 26, 2026

LITHIA MOTORS, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
ASSETS
Participant directed investments, at fair value:
Interest and non-interest bearing cash	$—	$1,032,890
Common collective trust funds	740,719,947	618,130,795
Registered investment companies	388,407,577	332,036,474
Lithia Motors, Inc. Common Stock	32,214,409	36,976,215
	$1,161,341,933	$988,176,374
Receivables:
Notes receivable from participants	$45,074,863	$37,900,597
Employer contributions	776,347	648,942
Participant contributions	3,817,160	3,439,682
	$49,668,370	$41,989,221

NET ASSETS AVAILABLE FOR BENEFITS	$1,211,010,303	$1,030,165,595

See Notes to Financial Statements

LITHIA MOTORS, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2025
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions:
Employer	$39,557,287
Participant	113,560,056
Rollovers	12,773,919
Total contributions	$165,891,262

Investment income:
Interest and dividends	$10,620,701
Net appreciation in fair value of investments	158,478,954
Total investment income	$169,099,655

Interest income on notes receivable from participants	$3,457,831

Total additions	$338,448,748

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	$156,075,958
Administrative expenses	1,528,082
Total deductions	$157,604,040

INCREASE IN NET ASSETS	$180,844,708

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	$1,030,165,595

End of year	$1,211,010,303

See Notes to Financial Statements

LITHIA MOTORS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Lithia Motors, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of Lithia Motors, Inc. and its subsidiaries (collectively, the “Company” or “Lithia”) as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and includes an employee stock ownership plan (“ESOP”) component that is designed to invest primarily in the Company’s Common Stock. Effective June 16, 2025, the Plan no longer includes the ESOP component.

Administration – The Company has appointed a 401(k) Plan Committee (the “Committee”) to manage the operation and administration of the Plan. The Company has contracted with Bank of America, N.A. as the custodian and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc., a third-party administrator, to process and maintain the records of participant data. Effective June 16, 2025, the Committee appointed Fidelity Management Trust Company as custodian and trustee of the Plan.

Contributions – The Plan provides for employee contributions, discretionary matching contributions, and discretionary profit sharing contributions. Each year, the Company contributes to the Plan an amount determined annually by the Board of Directors. For employee contributions made in 2025, the Company approved discretionary matching contributions equal to 100% of the first $2,500 of the employee contributions. Participants may contribute, under a salary reduction agreement, up to 85% of their eligible compensation. Eligible employees are automatically enrolled in the Plan with a contribution of 3% of eligible compensation along with an automatic increase of 1% each year up to a maximum of 8%, unless the employee affirmatively elects otherwise. In the event that the employee works fewer than six months in the first year, the annual increases do not begin until the second year. Participants may also make contributions to the Plan in the form of a rollover contribution from another qualified plan. Participants direct the investment of contributions into various investment options offered by the Plan. There was no discretionary profit sharing contribution for Plan year 2025. Effective for the 2026 Plan year, for employee contributions made in 2026, the Company approved discretionary matching contributions equal to 100% of the first $3,000 of the employee contributions.

Participant Accounts – Each participant’s account is credited with the participant contribution and an allocation of the Company’s contribution and Plan earnings, and is charged with allocations of certain Plan administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 1% vested upon participation and is vested 20% after one year of service, with vesting increasing 20% annually thereafter until they are 100% vested after five years of credited service.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years for general purpose or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of Prime + 1% at the time the loan is issued. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans at December 31, 2025 ranged from 3.25% to 10.25%, with maturities through 2055.

Payment of Benefits – Upon termination of employment, participants or beneficiaries may elect to leave account balances in the Plan or receive distributions in cash, in-kind, or a combination thereof, in either lump sum or installment payments on an annual, semiannual, quarterly, or monthly basis. Withdrawals prior to termination of employment are permitted under hardship conditions as defined by the Plan. The Plan requires automatic distribution of vested account balances not exceeding $7,000.

Forfeited Accounts – Forfeitures totaling approximately $2,975,000 and $2,376,000, respectively, were available at December 31, 2025 and 2024 to reduce future contributions and to be used as permitted in the Plan. Forfeitures totaling approximately $7,225,000 were used to reduce the 2025 employer contribution.

Administrative Expenses – Investment management fees and certain administrative fees are paid by the Plan or from participants’ accounts, as allowed by the Plan document. Other administrative expenses may be paid by the Company.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), using the accrual method of accounting.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

At December 31, 2025 and 2024, approximately 10% and 11%, respectively, of the Plan’s net assets were invested in the Fidelity 500 Index Fund.

Notes Receivable from Participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued unpaid interest.

Payment of Benefits – Benefits are recorded when paid.

NOTE 3 – FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1:
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:
Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common collective trust funds: The common collective trust funds are valued at net asset value (“NAV”) per share or its equivalent of the funds, which are based on the fair value of the funds’ underlying assets. There are no redemption restrictions or unfunded commitments on these investments. Participants can buy or sell units of the common collective trust funds on a daily basis.

Interest and non-interest bearing cash: Valued at fair value based on outstanding balance.

Registered investment companies (mutual funds): Valued at quoted market prices which represent the NAV of shares held by the Plan at year end. It is not probable that the mutual funds would be sold at amounts that differ materially from the NAV of shares held.

Lithia Motors, Inc. Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2025 and 2024.

	Balance as of December 31, 2025
	Investments	LEVEL 1	LEVEL 2	LEVEL 3
	(at Fair Value)
Interest and non-interest bearing cash	$—	$—	$—	$—
Registered investment companies	388,407,577	388,407,577	—	—
Lithia Motors, Inc. Common Stock	32,214,409	32,214,409	—	—
		$420,621,986	$—	$—
Investments measured at NAV:
Common collective trust funds	740,719,947
Total investments at fair value	$1,161,341,933

	Balance as of December 31, 2024
	Investments	LEVEL 1	LEVEL 2	LEVEL 3
	(at Fair Value)
Interest and non-interest bearing cash	$1,032,890	$1,032,890	$—	$—
Registered investment companies	332,036,474	332,036,474	—	—
Lithia Motors, Inc. Common Stock	36,976,215	36,976,215	—	—
		$370,045,579	$—	$—
Investments measured at NAV:
Common collective trust funds	618,130,795
Total investments at fair value	$988,176,374

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 5 – INCOME TAX STATUS

The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service dated June 30, 2020, and has been subsequently amended. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from federal taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2025, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$1,211,010,303	$1,030,165,595
Employer contribution receivable not accrued on Schedule H of Form 5500	(776,347)	(648,942)
Employee contributions receivable not accrued on Schedule H of Form 5500	(3,817,160)	(3,439,682)
Deemed distributions	(918,540)	(578,376)
Net assets available for benefits per Schedule H of Form 5500	$1,205,498,256	$1,025,498,595

The following is a reconciliation of the net increase in assets per the financial statements for the year ended December 31, 2025 to Schedule H of Form 5500:

Year Ended
December 31, 2025
Net increase in net assets per the financial statements	$180,844,708
Net change in employer contribution receivable	(127,405)
Net change in participant contribution receivable	(377,478)
Net change in deemed distributions	(340,164)
Net increase in net assets per the Form 5500	$179,999,661

Deemed distributions are defaulted and unpaid participant loans of active participants that are disallowed on Form 5500.

NOTE 7 – TRANSACTIONS WITH PARTIES-IN-INTEREST AND RELATED PARTIES

Transactions in shares of the Company’s Common Stock qualify as party-in-interest transactions under the provisions of ERISA. During 2025, the Plan purchased $5,773,780 and sold $5,647,625 of the Company’s Common Stock. Shares held of the Company’s stock as of December 31, 2025 and 2024 totaled 96,935 and 103,450, respectively. The fair value of the Company’s Common Stock as of December 31, 2025 and 2024 totaled $32,214,409 and $36,976,215, respectively. During 2025, the net depreciation and dividends of the Company’s Common Stock totaled $3,055,174 and $274,506, respectively.

Certain Plan investments are managed by Fidelity Management Trust Company, the trustee of the plan, or affiliate. Any purchases and sales of these funds are performed in the open market at fair value. Actual fees paid by the Plan, as well as certain investment-related fees paid by the trustee in the form of revenue credits, are reflected as a reduction of administrative expenses for the year. These transactions are considered party-in interest transactions.

The Plan also issues loans to participants that are secured by the participants’ vested account balance. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

LITHIA MOTORS, INC. 401(K) PLAN
SCHEDULE H, LINE 4I-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025
EIN 93-0572810 PN 003

SUPPLEMENTAL SCHEDULE OF ASSETS

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Lithia Motors, Inc. Common Stock	Common Stock	N/A	32,214,409
	Stable Value Fund Class R1	Common/Collective Trusts	N/A	26,921,356
	JP Morgan Smart Retirement PB Income	Common/Collective Trusts	N/A	32,023,697
	JP Morgan Smart Retirement PB 2025	Common/Collective Trusts	N/A	42,952,704
	JP Morgan Smart Retirement PB 2030	Common/Collective Trusts	N/A	73,207,882
	JP Morgan Smart Retirement PB 2035	Common/Collective Trusts	N/A	79,567,997
	JP Morgan Smart Retirement PB 2040	Common/Collective Trusts	N/A	84,012,454
	JP Morgan Smart Retirement PB 2045	Common/Collective Trusts	N/A	92,513,910
	JP Morgan Smart Retirement PB 2050	Common/Collective Trusts	N/A	94,839,492
	JP Morgan Smart Retirement PB 2055	Common/Collective Trusts	N/A	86,881,185
	JP Morgan Smart Retirement PB 2060	Common/Collective Trusts	N/A	94,877,181
	JP Morgan Smart Retirement PB 2065	Common/Collective Trusts	N/A	14,119,277
	State Street Russell Sml/Mid	Common/Collective Trusts	N/A	18,802,812
*	Fidelity Mid CP Growth INDX	Mutual Funds	N/A	15,228,047
	American Balanced Fund CL R6	Mutual Funds	N/A	40,750,341
	Vanguard Emerging Mkts Instl	Mutual Funds	N/A	10,259,962
*	Fidelity US Bond Index	Mutual Funds	N/A	11,608,783
*	Fidelity Intrntnl Indx Instl	Mutual Funds	N/A	47,829,946
*	Fidelity Small Cap Index	Mutual Funds	N/A	9,848,103
	John Hancock Disciplined	Mutual Funds	N/A	3,489,117
	DFA US Vector Eqty Prtl Instl	Mutual Funds	N/A	18,046,471
	PIMCO Income Fund INSTL	Mutual Funds	N/A	9,914,973
*	Fidelity 500 Index Fund	Mutual Funds	N/A	123,269,066
*	Fidelity Large Cap Grth Indx	Mutual Funds	N/A	72,825,566
	Janus Henderson Flexible BD	Mutual Funds	N/A	20,383,725
	Columbia Small Cap Vl Fd Instl 3	Mutual Funds	N/A	4,952,830
*	Fidelity Government Cash Reserve	Mutual Funds	N/A	647
*	Participants	Participant Notes Receivable (3.25% - 10.25%) with maturities through October 2055	N/A	44,156,323
				$1,205,498,256
N/A - Cost is not applicable as these are participant directed investments
* - Party-in-interest to the plan

EXHIBIT INDEX

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm
101	Inline XBRL Document Set for the financial statements and accompanying notes to financial statements
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 26, 2026	LITHIA MOTORS, INC.
401(K) PLAN

By: /s/ Katherine Macaddino
Katherine Macaddino
Senior Vice President, People & Culture